                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           Templeton Dragon Fund, Inc.
 --------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                      Templeton Dragon Fund, Inc. (Issuer)
 --------------------------------------------------------------------------------
 (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                                  Common Stock
 --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88018T101
 --------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Barbara J. Green, Esq.
                           Templeton Dragon Fund, Inc.
                            Broward Financial Centre
                        500 E. Broward Blvd., Suite 2100
                          Ft. Lauderdale, FL 33394-3091
                               Tel (954) 527-7500
 --------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                               Bruce G. Leto, Esq.
                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                           Philadelphia, PA 19103-7098
                               Tel (215) 564-8000

                            CALCULATION OF FILING FEE
---------------------------------------------------------------------------------
          Transaction Valuation*                  Amount of Filing Fee*

              not applicable                          not applicable
---------------------------------------------------------------------------------

*    As the filing  contains  only  preliminary  communications  made before the commencement of the tender offer, no filing fee is required.

[_]  Check the box if any part of the fee is offset as provided by Rule  0-11(a)
     (2) and identify the filing with which the  offsetting  fee was  previously paid. Identify the previous filing by registration statement number, or the
     Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable          Filing Party:  Not applicable

Form or Registration No.:  Not applicable         Date Filed:  Not applicable

[X]  Check the box if the filing relates  solely to  preliminary  communications made before the commencement of a tender offer.

     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:

      [_]         third-party tender offer subject to Rule 14d-1.

      [X]         issuer tender offer subject to Rule 13e-4.

      [_]         going-private transaction subject to Rule 13e-3.

      [_]         amendment to Schedule 13D under Rule 13d-2.

     Check the  following box if the filing is a final  amendment  reporting the
     results of the tender offer:                                            [_]

                                 TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC.

                                 TEMPLETON DEVELOPING MARKETS TRUST

                                 TEMPLETON DRAGON FUND, INC.

                                 Broward Financial Centre
                                 500 E. Broward Blvd.
                                 Suite 2100
FRANKLIN(R)TEMPLETON(R)          Ft. Lauderdale, FL 33394-3091
 INVESTMENTS                     Tel  954-527-7500
---------------------------------------------------------------------- ---------

FOR IMMEDIATE RELEASE:

For  more  information,   please  contact  Franklin  Templeton   Investments  at
1-800-342-5236. Members of the media should contact Franklin Templeton Corporate
Communications at 650-312-3395.

          TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. AND TEMPLETON
           DEVELOPING MARKETS TRUST ANNOUNCE PROPOSED REORGANIZATION

 TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. AND TEMPLETON DRAGON FUND, INC.
             ANNOUNCE THAT PROPOSED REORGANIZATION WILL NOT PROCEED

                   MARCH 19, 2002 -- PRESS RELEASE Q's AND A's

EXCERPTS RELATING TO DRAGON FUND TENDER OFFER:

Q:   What actions did the Boards of Directors take on March 19, 2002?

                    Dragon Fund Board Affirmed Tender Offers.

     Although  it was  determined  that the  reorganization  of Dragon Fund into
     Vietnam Fund would not proceed,  Dragon  Fund's Board  determined  that the previously  announced tender offers will proceed, but that it will consider whether  to make any  modifications  to the terms and  timing of the tender offers,  including  increasing  the  amount  of the first  tender  offer or combining  the first and  second  tender  offers.  The  Dragon  Fund  Board previously  announced  a  tender  offer  for  up to 10%  of  Dragon  Fund's outstanding  shares  at not less  than 90% of net  asset  value  during  an initial  12-month period,  to be followed by one or more subsequent  tender offers  aggregating up to 10% of outstanding  Dragon Fund shares during the following  12-month  period.  Dragon Fund's Board may recommend  additional tender  offers  in  subsequent  12-month  periods,  depending  upon  market conditions and regulatory and tax considerations.

   Dragon Fund Board Affirmed Discontinuation of Managed Distribution Policy.

     The  managed   distribution   policy  is  still  discontinued  due  to  tax
     considerations relating to Dragon Fund's tender offer program.

Q:   When is the initial tender offer of Dragon Fund shares expected to occur?

A:   The first tender offer for Dragon Fund shares will commence  within 90 days following April 30, 2002 (i.e., on or before July 29, 2002).

Q:   What is a "tender offer"?

A:   A "tender offer" is an offer by a company to buy its own shares,  for cash, at a  designated  price  per  share.  Shareholders  are  free to  sell,  or
     "tender,"  their  shares at their  election,  in the  amount  they  choose, subject to the terms of the offer.  Shareholders  that tender shares should consult with their advisors  regarding the tax or other implications of the transaction.

                                      -1-

Q:   How will Dragon Fund shareholders be notified about the commencement of the tender offer for shares of Dragon Fund?

A:   A press  release will be issued once the tender offer has  commenced.  When available,  Dragon Fund shareholders also will receive written tender offer materials,  including a tender offer statement, which will provide detailed information  about the tender offer.  Shareholders  are urged to read these materials.

Q:   Why is the Dragon Fund's managed distribution policy still discontinued?

A:   Effective  January 4, 2002,  Dragon Fund's Board of Directors  discontinued
     the Dragon  Fund's  managed  distribution  program,  in part, to facilitate compliance  with the  requirements  that would have applied if the proposed
     Dragon   Fund/Vietnam   Fund   merger   were  to   qualify  as  a  tax-free
     reorganization.  The Board believes that the  discontinuance  of the Dragon
     Fund's  managed  distribution  program  remains  appropriate in view of the
     Board's  commitment  to continue the Dragon  Fund's  tender offer  program.
     Specifically,  if the managed distribution program were to remain in effect any increased sale of portfolio securities necessary to meet the cash needs
     of  the  two  programs  could  result  in  a  greater   proportion  of  any
     distribution  under the  managed  distribution  program  being  treated  as ordinary income as opposed to a tax-free return of capital.

     Description of the managed  distribution  policy.  In July 1998, the Dragon
     Fund  Board  of  Directors   approved  the   implementation  of  a  managed
     distribution policy under which approximately 10% of the Fund's average net asset value would be distributed to Fund  shareholders  on an annual basis.
     Under this distribution  policy,  the Fund made quarterly  distributions to
     Fund shareholders  equal to 2.5% of the Fund's net asset value at the close of the NYSE on the Friday prior to each distribution's declaration date. If the total amount  distributed  exceeded the Fund's aggregate net investment income and net realized  capital  gains with  respect to a given year,  the excess  amount  distributed  generally  constituted  a return of capital to shareholders.  The  Fund was  granted  an order  from  the  Securities  and
     Exchange  Commission  on  February 9, 1999 that  permitted  the Fund to use realized capital gains when making the quarterly distributions, which began under this policy on September 15, 1998.

     The Dragon Fund's last  distribution  pursuant to the managed  distribution policy was paid on December 24, 2001 to  shareholders of record on December
     13,  2001.  The Dragon  Fund Board may  recommend  similar  programs in the
     future,   depending   upon  market   conditions   and  regulatory  and  tax
     considerations. Of course there can be no assurance that they will do so.
                                   * * * * *

     Dragon Fund  shareholders  are advised to read the tender  offer  statement when it is available as it will contain important  information.  The tender offer statement,  when it is available, and other documents filed by Dragon
     Fund with the SEC, including Dragon Fund's most recent annual report,  will be  available  for free at the SEC's web site  (www.sec.gov)  or by calling
     Dragon Fund at 1-800-342-5236.

                                      -2-